UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Bicycle Therapeutics plc

(Name of Issuer)

Ordinary Shares, nominal value £0.01 per share

(Title of Class of Securities)

0887861081

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 This CUSIP Number is for the Issuer’s American Depositary Shares.

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CUSIP No. 088786108

1.	Names of Reporting Persons. Logos Global Management LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 870,000[2]
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 870,000[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,000[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) IA, PN

2 Consists of 870,000 American Depositary Shares, each of which represents one Ordinary Share of the Issuer.

2

CUSIP No. 088786108

1.	Names of Reporting Persons. Logos Global Management GP LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 870,000[2]
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 870,000[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,000[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) HC, OO

2 Consists of 870,000 American Depositary Shares, each of which represents one Ordinary Share of the Issuer.

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CUSIP No. 088786108

1.	Names of Reporting Persons. Arsani William

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 870,000[2]
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 870,000[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,000[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) HC, IN

2 Consists of 870,000 American Depositary Shares, each of which represents one Ordinary Share of the Issuer.

4

CUSIP No. 088786108

1.	Names of Reporting Persons. Logos Global Master Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ___X__

3. SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 870,000[2]
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 870,000[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,000[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) PN

2 Consists of 870,000 American Depositary Shares, each of which represents one Ordinary Share of the Issuer.

5

CUSIP No. 088786108

1.	Names of Reporting Persons. Logos GP LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _

(b) X

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 870,000[2]
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 870,000[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,000[2]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) OO

2 Consists of 870,000 American Depositary Shares, each of which represents one Ordinary Share of the Issuer.

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CUSIP No. 088786108

Item	1.
(a)	Name of Issuer Bicycle Therapeutics plc

(b)	Address of Issuer’s Principal Executive Offices B900, Babraham Research Campus, Cambridge CB22 3AT, United Kingdom

________________________________________________________________________

Item	2.
(a)	The names of the persons filing this statement are:

Logos Global Master Fund LP (“Global Fund”), Logos Global Management LP (“Logos Global”), Logos GP LLC (“Logos GP”), Logos Global Management GP LLC (“Logos Global GP”), and Arsani William (collectively, the “Filers”).

Logos Global is the investment adviser to investment funds, including Global Fund. Logos Global GP is the general partner of Logos Global. Dr. William is a control person of Logos Global and Logos Global GP.

The Filers are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. In addition, filing this Schedule 13G on behalf of Global Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

Each Filer also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The principal business office of the Filers is located at: One Letterman Drive, Building D, Suite D3-700, San Francisco, California 94129

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s shares of Ordinary Shares, nominal value £0.01 per share (the “Stock”).

(e)	The CUSIP number of the Issuer is: 088786108. This CUSIP Number is for the Issuer’s American Depositary Shares.
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CUSIP No. 088786108

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) as to Logos Global.
(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	[ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) as to Logos Global GP and Dr. William.
(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

The percentages reported in this Schedule 13G are based on 29,399,709 Ordinary Shares outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q filed on November 4, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The funds managed by Logos Global, including Global Fund, hold the Stock for the benefit of their investors and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Note applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Certification of Logos Global, Logos Global GP and Dr. William:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Certification of Global Fund and Logos GP:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 088786108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Arsani William
Logos Global Management LP By: /s/ Arsani William, Manager	Logos Global Master Fund LP By Logos Global Management LP, its investment manager and attorney-in-fact By: /s/ Arsani William, Manager
Logos Global Management GP LLC By: /s/ Arsani William, Manager	Logos GP LLC By: v
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CUSIP No. 088786108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Logos Global Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 14, 2022

/s/ Arsani William
Logos Global Management LP By: /s/ Arsani William, Manager	Logos Global Master Fund LP By Logos Global Management LP, its investment manager and attorney-in-fact By: /s/ Arsani William, Manager
Logos Global Management GP LLC By: /s/ Arsani William, Manager	Logos GP LLC By: /s/ Arsani William, Manager